O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2250

September 9, 2021

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	NextGen Healthcare, Inc.

Revised Preliminary Proxy Statement filed by Sheldon Razin, Lance E.
Rosenzweig, Kenneth H. Fearn, Jr., and Ruby Sharma

Filed on September 2, 2021

File No. 001-12537

Dear Daniel F. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated September 7, 2021 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with Sheldon Razin, Lance E. Rosenzweig and the other participants in their solicitation (collectively, the “Razin Group”) and provide the following responses on the Razin Group’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the revised preliminary proxy statement filed on September 2, 2021 (the “Proxy Statement”).

Revised Preliminary Proxy Statement

1.	Please fill in the blanks in your document.

The Razin Group acknowledges the Staff’s comment and advises that the definitive proxy statement, when filed, will not include any blanks, and such information will be filled in once it is known.

Cover Letter

2.	You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for your disclosure in the last sentence of the fifth paragraph of this cover letter. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 9, 2021

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to remove this sentence.

3.	Refer to your disclosure that the election of Mr. Razin and Mr. Rosenzweig would not be counted towards a change of control. Please tell us, with a view toward revised disclosure, the basis for this statement.

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to remove this sentence since the Razin Group has reduced their slate to a minority of the Board.

4.	Please revise the second page of this letter to provide a reference to the quoted language attributed to the company.

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to provide a reference to the quoted language attributed to the Company.

5.	We note your disclosure in the last paragraph on page ii that the board will fill nine vacancies at the annual meeting rather than “hold a true election of directors.” Please provide us with your legal analysis for the statement. It appears, in fact, that the board will be composed of the nine nominees that receive the highest number of votes at the annual meeting.

The Razin Group acknowledges the Staff’s comment and directs the Staff’s attention to Paragraph C of Article VI of the proposed Delaware Certificate, which is attached as Annex B to the Company’s proxy statement and provides in pertinent part, that “any vacancies on the Board of Directors… shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum” (emphasis added). While the Company has made certain disclosures in its proxy statement that if the Reincorporation is approved, it intends to fill the vacancies on NextGen Delaware’s Board in accordance with the nine (9) nominees who receive a plurality of the votes cast by the shareholders of NextGen in Proposal 6A, there is no legal assurance or guarantee that the Company will not change this intention and/or amend the Consent (as defined in the Company’s proxy statement) in its exclusive discretion, as the Delaware Certificate grants the Board the exclusive ability to fill these positions. Further, if the Reincorporation is approved, there is no enforcement mechanism for NextGen shareholders to ensure that the Company appoints the nine directors who receive a plurality of votes.

Cover Page

6.	Refer to the paragraph following the list of proposals. With a view toward revised disclosure, please tell us what U.S. federal securities laws you believe the company is violating in conducting the annual meeting and the reincorporation proposal.

September 9, 2021

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to remove reference to the Company’s potential violation of U.S. federal securities laws. In addition, the Razin Group clarifies on a supplemental basis that we believe that the Company’s attempt to effectuate the Reincorporation at the same meeting at which the election of directors is being considered is inherently in violation of Rule 14a-9, which provides that no solicitation subject to the proxy rules may contain “any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact.” Based on the Company’s current California governing documents, it will be unable to know whether any of its current shareholders will invoke cumulative voting until the proposal for election of directors is considered at the Annual Meeting – therefore, the Company’s proxy materials and proxy card are materially misleading in light of the circumstances, as it does not provide its shareholders with any mechanism to invoke cumulative voting or reconsider their voting selections if cumulative voting is invoked at the Annual Meeting.

Background of the Solicitation, page 2

7.	Revise this section to describe the contents of the company’s letters to you such that security holders are able to assess the company’s response to your well-described letters to the company.

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to describe the contents of the Company’s letters to the Razin Group.

Reasons for the Solicitation, page 3

8.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the statements that Mr. Margolis is an “imperial” chairman, that he has “established an anti-shareholder culture that is exacerbating corporate dysfunction... and stifling organic growth.”

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. In addition, the Razin Group provides on a supplemental basis that it believes the proposed Reincorporation is support of the current Board’s “anti-shareholder culture” as it necessitates that seven sub-proposals relating to adverse changes to current shareholder rights be specifically approved at the Annual Meeting. This in turn exacerbates corporate dysfunction and stifles organic growth, as it sows confusion at the Annual Meeting and stifles shareholder input, as, by the Company’s own admission, it states that the Reincorporation proposal was only added to the agenda for the Annual Meeting in direct response/retaliation to legal and valid shareholder action—namely, the delivery of Mr. Razin’s shareholder nomination.

9.	Revise the first paragraph on page 4 to clarify that Mr. Rosenzweig has less than a third of the number of shares held by Mr. Margolis.

September 9, 2021

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to provide that Mr. Rosenzweig owns a “nominal amount of shares.”

10.	Revise the last paragraph of page 4 to clarify whether the compensation paid to Mr. Frantz in connection with his separation was part of his then-existing compensation agreements and whether it had been approved by the board or its compensation committee.

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

11.	Revise the first paragraph on page 5 to clarify that the company currently has no debt on its balance sheet as filed in its most recent quarterly report on Form 10-Q and revise the related disclosure as necessary.

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement accordingly.

Form of Proxy Card

12.	Please include information about the conditioning of proposals on each other.

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement and form of proxy card accordingly to include information about the conditioning of proposals on each other.

13.	We note that proposals 6A and 6B are mutually exclusive and that if security holders vote on proposal 6A they will be able to only check a box. On the other hand, if security holders vote on proposal 6B, they will have the ability to cumulate votes. Please revise the form of proxy card to present proposals 6A and 6B separately and provide instructions, in connection with proposal 6B, to allow security holders to indicate if they will cumulate their votes and how to document such cumulating in the card.

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement and form of proxy card accordingly to present proposals 6A and 6B separately and to provide instructions in connection with proposal 6B.

14.	Please tell us what consideration you have given to distributing two separate proxy cards, one for the California company and one for the Delaware company.

The Razin Group acknowledges the Staff’s comment and advises that it believes distributing two separate proxy cards for a single Annual Meeting would likely be materially confusing for shareholders and could potentially lead to increased user error and inadvertent voting inconsistencies between proxy cards. In addition, without confirmation from Broadridge Financial Solutions, the Razin Group believes that distributing two separate proxy cards would present materials issues for third party vendors that both the Razin Group and shareholders will rely on in order to solicit and submit votes for and at the Annual Meeting. Despite the foregoing, we defer to and will conform to the Company’s approach on whether to distribute two proxy cards, one for the California company and one for the Delaware company.

September 9, 2021

15.	Please revise the proxy card to provide security holders the opportunity to withhold authority with respect to any other registrant nominee by writing the name of that nominee on the form of proxy. See Rule 14a-4(d)(4)(iii).

The Razin Group acknowledges the Staff’s comment and has revised the Proxy Statement and form of proxy card accordingly.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman